Exhibit 99.1

NaaS Technology Inc. to Acquire Majority Stake in Sinopower Holdings International

Beijing, June 12, 2023 – NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the largest third-party charging network in China, today announced that Dada Auto, a wholly owned subsidiary of the Company, has entered into a definitive agreement to acquire 89.999% of the issued and outstanding shares of Sinopower Holdings International Co. Limited (“Sinopower”) from an existing shareholder of Sinopower, for an aggregate purchase price of approximately US$6.1 million in cash.

Sinopower is one of the largest rooftop solar energy developers in Hong Kong, providing one-stop energy management solutions for residential and commercial buildings.

Wang Yang, CEO of NaaS, commented, “I am thrilled to include Sinopower within the NaaS platform. Benson has built an outstanding company with a leading market position and a profitable business model. I believe that together with NaaS, Sinopower will be able to deliver even more solar projects, leveraging NaaS’s capabilities to expand into areas such as EV charging. I look forward to working with Benson and his team.”

“Becoming part of the NaaS platform will give us a unique and significant edge in this exciting market,” said Benson Ng, founder and CEO of Sinopower. “We have development plans, a pipeline of projects, and a clear strategy to venture into this new domain. With NaaS, we will be able to deliver more projects and better leverage our capabilities.”

The share purchase is subject to customary closing conditions and is expected to close in June 2023.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online EV charging, offline EV charging and innovative and other solutions, supporting every stage of the station lifecycle. As of March 31, 2023, NaaS had connected over 575,000 chargers covering 55,000 charging stations. In the first quarter of 2023, charging volume transacted through the Company’s network reached 1,023 GWh and gross transaction value reached RMB990.5 million. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

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